Exhibit 99.1

Genenta Science Announces Receipt of Nasdaq Minimum Bid Price Deficiency Notification

MILAN, Italy — October 21, 2026 — Genenta Science S.p.A. (Nasdaq: GNTA) (the “Company”) today announced that on October 16, 2026, it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement of $1.00 per share under Nasdaq Listing Rule 5550(a)(2).

The notification was issued because the closing bid price of the Company’s American Depositary Shares (“ADSs”) was below $1.00 per ADS for 30 consecutive business days, from September 3, 2026 through October 15, 2026. The notification does not result in the immediate delisting of the Company’s ADSs, which will continue to trade on the Nasdaq Capital Market under the symbol “GNTA,” subject to the Company’s continued compliance with other applicable listing requirements.

Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, until April 14, 2027, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s ADSs must be at least $1.00 per ADS for a minimum of 10 consecutive business days during the compliance period, unless Nasdaq exercises its discretion to extend this period.

If the Company does not regain compliance by April 14, 2027, it may be eligible for an additional 180-calendar-day compliance period, provided that it satisfies the applicable market value of publicly held shares requirement and all other initial listing standards for the Nasdaq Capital Market, except the minimum bid price requirement, and provides written notice of its intention to cure the deficiency, including by effecting a reverse stock split, if necessary.

As previously disclosed, the Company’s shareholders have already approved a reverse stock split within a range of 1-for-10 to 1-for-20, which the Board of Directors is authorized to implement, if deemed appropriate.

The Company intends to monitor the closing bid price of its ADSs and evaluate available options to regain compliance with Nasdaq’s minimum bid price requirement. Although the Company will use all reasonable efforts, there can be no assurance that it will regain compliance within the initial compliance period, qualify for any additional compliance period, or otherwise remain in compliance with other Nasdaq continued listing requirements.

About Genenta Science

Genenta Science (Nasdaq: GNTA) is evolving into a next-generation strategic consolidator focused on privately held specialized companies operating in Italian national security-regulated sectors, with activities spanning cybersecurity, defense, aerospace, and biotechnology/biosecurity. Genenta holds a 19% equity interest in Sòphia High Tech and has an option to increase its ownership to 51% at a pre-agreed valuation.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Company’s intentions and ability to regain compliance with Nasdaq’s minimum bid price requirement and maintain its Nasdaq listing. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including fluctuations in the market price of the Company’s ADSs and the Company’s ability to satisfy Nasdaq’s continued listing requirements. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update these statements except as required by applicable law.

Investor Relations

Genenta Science S.p.A.

Tiziana Pollio, Mobile: +39 348 23 15 143

email: tiziana.pollio@genenta.com